UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 13, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Gol Linhas Aéreas Inteligentes S.A.

File No. 001-32221 CF#25037

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Gol Linhas Aéreas Inteligentes S.A. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 1, 2010.

Based on representations by Gol Linhas Aéreas Inteligentes S.A. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.12	through April 30, 2014
Exhibit 10.13	through April 30, 2014
Exhibit 10.29	through December 31, 2018
Exhibit 10.30	through December 31, 2018
Exhibit 10.31	through December 31, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Amanda Ravitz
Branch Chief – Legal